March 28, 2025

Thomas Lingelbach
Chief Executive Officer
Valneva SE
6 rue Alain Bombard
44800 Saint-Herblain
France

       Re: Valneva SE
           Registration Statement on Form F-3
           Filed March 25, 2025
           File No. 333-286071
Dear Thomas Lingelbach:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at 202-551-6761 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Katie Kazem